Exhibit 20.1


OCCUPATIONAL HEALTH + REHABILITATION INC
CONSOLIDATED FINANCIAL STATEMENTS

                                          Consolidated Financial
                                          Statements


                                          Occupational Health +
                                          Rehabilitation Inc


                                          Years ended December 31, 1995 and 1994

                    Occupational Health + Rehabilitation Inc

                        Consolidated Financial Statements

                     Years ended December 31, 1995 and 1994




                                    Contents

Report of Independent Auditors.........................................    1

Consolidated Financial Statements

Consolidated Balance Sheets............................................    2
Consolidated Statements of Operations..................................    3
Consolidated Statements of Stockholders' Equity (Deficit)
  and Redeemable Stock.................................................    4
Consolidated Statements of Cash Flows..................................    5
Notes to Consolidated Financial Statements.............................    7

[LOGO] ERNST & YOUNG LLP      o 200 Clarendon Street       o Phone: 617 266 2000
                                Boston                       Fax:   617 266 5843
                                Massachusetts 02116-5072




                         Report of Independent Auditors


Board of Directors
Occupational Health + Rehabilitation Inc

We have audited the accompanying consolidated balance sheets of Occupational Health + Rehabilitation Inc and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Occupational Health + Rehabilitation Inc and subsidiaries at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                  /s/ Ernst & Young LLP


January 23, 1996, except for Note 13, as to which the date is March 4, 1996

       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                   Occupational Health + Rehabilitation Inc

                           Consolidated Balance Sheets



                                                               December 31
                                                            1995        1994
                                                         -----------------------
Assets
Current assets:
  Cash and cash equivalents                              $  368,959   $1,211,285
  Accounts receivable, less allowance for doubtful
   accounts of $75,155 and $72,766 in 1995 and
   1994, respectively                                       236,875      533,949
  Prepaid expenses                                          103,406       76,081
  Other accounts receivable                                               62,625
  Due from related party                                    680,445
  Other assets                                              166,056
                                                         -----------------------
Total current assets                                      1,555,741    1,883,940

Property and equipment, net                               1,058,311      559,911
Intangible assets, net                                    1,565,179      899,611
Deposits                                                     40,864       36,495
Other assets                                                 29,167      125,000




                                                         -----------------------
Total assets                                             $4,249,262   $3,504,957
                                                         =======================



                                                                   December 31
                                                               1995           1994
                                                           --------------------------
Liabilities, redeemable stock and stockholders' equity
  (deficit)
Current liabilities:
  Accounts payable and accrued expenses                    $ 1,001,768    $   353,788
  Current portion of obligations under capital leases           99,490         72,627
  Current maturities of long-term debt                          91,667        240,673
  Current portion of obligations under noncompetition
   agreements                                                  325,000
  Due to related party                                         377,862
                                                           --------------------------
Total current liabilities                                    1,895,787        667,088

Long-term debt, less current maturities                        744,779
Obligations under capital leases                               122,621         82,827
Obligations under noncompetition agreements                    293,153        587,486
                                                           --------------------------
Total liabilities                                            3,056,340      1,337,401

Minority interest                                              201,106

Redeemable stock:
  Redeemable convertible preferred stock,
   Series 1, $.01 par value--1,600,000 shares
   authorized, issued and outstanding                        2,700,000      2,500,000
  Redeemable convertible preferred stock, Series 2, $.01
   par value--3,000,000 shares authorized, 2,537,843
   shares issued and outstanding                             4,479,221      3,518,545
                                                           --------------------------
Total redeemable stock                                       7,179,221      6,018,545

Stockholders' equity (deficit):
  Common stock, $.01 par value--8,000,000
   shares authorized, issued and outstanding
   671,855 shares in 1995 and 651,855 in
   1994                                                          6,719          6,519
  Additional paid-in capital                                    11,022          6,222
  Accumulated deficit                                       (6,205,146)    (3,863,730)
                                                           --------------------------
Total stockholders' equity (deficit)                        (6,187,405)    (3,850,989)
                                                           --------------------------

Total liabilities, redeemable stock and stockholders'
 equity (deficit)                                          $ 4,249,262    $ 3,504,957
                                                           ==========================

See accompanying notes.

                   Occupational Health + Rehabilitation Inc

                      Consolidated Statements of Operations


                                                        Year ended December 31
                                                  1995           1994          1993
                                              -----------------------------------------
Net patient service revenue                   $ 5,798,037    $ 2,570,636    $ 1,618,242
Management fee income                             189,323        108,580         88,655
Other income                                       36,587         13,146         30,942
                                              -----------------------------------------
Total revenue                                   6,023,947      2,692,362      1,737,839

Operating and administrative expenses          (7,697,903)    (3,865,263)    (3,043,429)
Depreciation and amortization                    (365,486)      (222,274)      (219,616)
Interest expense                                  (96,746)       (53,408)       (55,822)
Interest income                                    37,566         38,154         43,109
Minority interest in net loss of subsidiary       322,211
                                              -----------------------------------------
Loss before income taxes                       (1,776,411)    (1,410,429)    (1,537,919)
Deferred income tax benefit                                                      32,860
                                              -----------------------------------------

Net loss                                      $(1,776,411)   $(1,410,429)   $(1,505,059)
                                              =========================================

Net loss available to common stock            $(2,337,087)   $(1,830,542)   $(1,796,726)
                                              =========================================

Net loss per share                            $     (3.53)   $     (2.81)   $     (2.76)
                                              =========================================

Weighted-average common shares and
  common share equivalents outstanding            661,855        651,855        651,855
                                              =========================================

See accompanying notes.

                                              Occupational Health + Rehabilitation Inc


                        Consolidated Statements of Common Stockholders' Equity (Deficit) and Redeemable Stock


                                                                                                         Redeemable     Redeemable
                                                                                            Total        Convertible    Convertible
                                                              Additional                Stockholders'     Preferred      Preferred
                                              Common Stock     Paid-in   Accumulated       Equity           Stock          Stock
                                            Shares    Amount   Capital      Deficit       (Deficit)        Series 1       Series 2
                                            -----------------------------------------------------------  -----------  --------------
Balance at December 31, 1992                651,855   $6,519   $ 6,222   $  (193,985)    $  (181,244)    $2,100,000    $        0
   Issuance of redeemable preferred stock
                                                                             (42,477)        (42,477)                   2,000,001
   Dividends on redeemable preferred stock
                                                                            (291,667)       (291,667)       200,000        91,667
   Net loss                                                               (1,505,059)     (1,505,059)
                                            -----------------------------------------------------------  -----------  --------------
Balance at December 31, 1993                651,855    6,519     6,222    (2,033,188)     (2,020,447)     2,300,000     2,091,668
   Issuance of redeemable
      preferred stock                                                                                                   1,206,764
   Dividends on redeemable preferred stock
                                                                            (420,113)       (420,113)       200,000       220,113
   Net loss                                                               (1,410,429)     (1,410,429)
                                            -----------------------------------------------------------  -----------  --------------
Balance at December 31, 1994                651,855    6,519     6,222    (3,863,730)     (3,850,989)     2,500,000     3,518,545
   Issuance of common stock                  20,000      200     4,800                         5,000
   Issuance of redeemable preferred stock
                                                                              (4,329)         (4,329)                     600,000
   Dividends on redeemable preferred stock
                                                                            (560,676)       (560,676)       200,000       360,676
   Net loss                                                               (1,776,411)     (1,776,411)
                                            -----------------------------------------------------------  -----------  --------------

Balance at December 31, 1995                671,855   $6,719   $11,022   $(6,205,146)    $(6,187,405)    $2,700,000    $4,479,221
                                            ===========================================================  ===========  ==============


See accompanying notes.

                    Occupational Health + Rehabilitation Inc

                      Consolidated Statements of Cash Flows


                                                                       Year ended December 31
                                                              1995             1994             1993
                                                          ----------------------------------------------
Operating activities
Net loss                                                  $(1,776,411)      $(1,410,429)     $(1,505,059)
Adjustments to reconcile net loss to net cash used
   in operating activities:
     Depreciation and amortization                            365,486           222,274          219,616
     Amortization of discount                                  30,667            29,145           26,414
      Minority interest in loss of subsidiary                (322,211)
      Loss on sale of equipment                                 1,800
     Deferred  income  tax  benefit                                                              (32,860)
     Changes in  operating  assets and
     liabilities:
       Accounts receivable                                    297,074          (145,251)          19,578
       Prepaid expenses and other
         current assets                                      (130,756)           (7,688)        (111,034)
         Due from related party, net                          105,556
       Deposits and other noncurrent assets                    91,464           (10,749)        (113,913)
       Accounts payable and accrued
         expenses                                             543,072            90,659           94,713
                                                          ----------------------------------------------
Net cash used in operating activities                        (794,259)       (1,232,039)      (1,402,545)

Investing activities
Property and equipment additions                             (161,570)          (73,266)        (233,589)
Cash paid for acquisitions                                   (336,278)          (41,174)
                                                          ----------------------------------------------
Net cash used in investing activities                        (497,848)         (114,440)        (233,589)

Financing activities
Proceeds from sale of preferred stock, net                    595,671         1,000,000        1,957,524
Proceeds from line of credit                                                     75,000          262,591
Payments of long-term debt                                   (240,693)         (115,959)        (164,430)
Payments of capital lease obligations                        (101,197)          (48,409)         (49,447)
Cash received by partnership                                  196,000
                                                          ----------------------------------------------
Net cash  provided by financing activities                    449,781           910,632        2,006,238
                                                          ----------------------------------------------

Net increase (decrease) in cash and cash
   equivalents                                               (842,326)         (435,847)         370,104
Cash and cash equivalents at beginning of year              1,211,285         1,647,132        1,277,028
                                                          ----------------------------------------------

Cash and cash equivalents at end of year                  $   368,959       $ 1,211,285      $ 1,647,132
                                                          ==============================================

                    Occupational Health + Rehabilitation Inc

Supplemental Disclosure of Noncash Items:

- --   The Company  entered into capital lease  obligations  during 1995, 1994 and
     1993 totaling $167,854, $87,872 and $165,438, respectively.

- --   During  1995,  1994 and 1993,  the  Company  accrued  dividends  in kind to preferred shareholders of $560,676, $420,113 and $291,667, respectively.

- --   In 1994,  $206,764 of the  acquisition  of Link  Performance  and  Recovery
     Systems, Inc. was financed through the issuance of 137,842 shares of Series
     2 Preferred Stock.

- --   In 1995, $5,000 of the acquisition of Family Health Care, P.A. was financed through the issuance of 20,000 of Common Stock as part of a noncompetition agreement.


See accompanying notes.

                    Occupational Health + Rehabilitation Inc

                   Notes to Consolidated Financial Statements

                                December 31, 1995


1.  Summary of Significant Accounting Policies

Business

Occupational Health + Rehabilitation Inc, formerly Occupational Health, Inc. (the Company), a Delaware corporation, was incorporated on May 15, 1992 for purposes of acquiring Occupational Orthopedic Center, Inc. (OOC) on July 1, 1992. The Company had no significant operations prior to that date.

The Company develops and operates outpatient medical centers specializing in the prevention, treatment and management of work-related injuries and illnesses. The Company operates the centers under long-term service agreements with physician and physical therapy groups that practice exclusively through such centers.

Effective April 1, 1995, the Company entered into a partnership agreement with NEB Enterprises, Inc., forming NEB Occupational Health (NEBOH), to provide management and related services to the centers established by the partnership. (see Note 2).

Basis of Presentation

The Company's consolidated financial statements have been presented on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company generated losses of $1,776,411 during the year ended December 31, 1995 and cumulative net losses of $4,691,899 during the three year period then ended. As an early stage company, the Company has predictably generated losses as it has developed its network of rehabilitation centers. The Company's cash flow needs have been met through the infusion of capital from venture capital investors through the sale of preferred stock. At December 31, 1995, management's plan for the 1996 year indicates that another of infusion of capital will be necessary to meet both operational needs and requirements for potential acquisitions. As more fully described in Note 14, the Company has signed a letter of intent to merge into Telor Ophthalmic Pharmaceuticals, Inc. (Telor). Telor has adequate cash resources to ensure that the Company can continue as a going concern through December 31, 1996. Should the merger with Telor not be consummated, management will seek funding through the Company's venture capital investors or other financing sources.

Principles of Consolidation

The consolidated financial statements include the accounts of Occupational Health + Rehabilitation Inc, its wholly-owned subsidiary and its majority-owned partnership, NEBOH. All significant intercompany accounts and transactions have been eliminated.

                    Occupational Health + Rehabilitation Inc

1.  Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated on the basis of cost. Depreciation of property and equipment is calculated using the straight-line and declining-balance methods over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Amortization of assets under capital lease is included with depreciation.

Intangible Assets

Excess Cost of Net Assets Acquired

The excess of cost over the fair value of the net assets of businesses acquired (goodwill) is amortized using the straight-line method over periods of 20 to 40 years.

Noncompetition Agreements

Covenants not-to-compete are amortized over the term of the noncompetition agreement, which is currently five years.

Organization Costs

Costs of organizing the Company are being amortized over a period of five years.

The carrying value of intangible assets will be reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that an intangible asset will not be recoverable, an impairment loss is recognized to the extent the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset. Measurement of impairment should be based on the fair value of the asset. No such impairment exists at December 31, 1995.

                    Occupational Health + Rehabilitation Inc

1.  Summary of Significant Accounting Policies (continued)

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which establishes criteria for the recognition and measurement of impairment loss associated with long-lived assets. The Company will be required to adopt this Standard in the first quarter of 1996. Based on the Company's initial evaluation, adoption is not expected to have a material impact on the Company's financial position or results of operations.

Net Patient Service Revenue

Net patient service revenue for all centers is recorded at established rates reduced by allowances for doubtful accounts and contractual adjustments, which amounted to $801,076, $321,168 and $321,896 for the years ended December 31, 1995, 1994 and 1993, respectively.

Professional Liability Coverage

The Company maintains professional liability insurance coverage on a claims-made basis in Maine and Rhode Island, and on an occurrence basis in Massachusetts and Vermont. Management is unaware of any claims that may result in a loss in excess of amounts covered by its existing insurance.

Stock Option Accounting

The  Company  accounts  for  its  stock  compensation   arrangements  under  the
provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    Occupational Health + Rehabilitation Inc

1.  Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, long-term debt and obligations under noncompetition agreements. The Company believes that the carrying value of its financial instruments approximates fair value. The Company has made this determination for its fixed-rate long-term debt based upon interest rates currently available to it to refinance such debt.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss, adjusted for preferred stock dividends, by the weighted-average number of shares of common stock outstanding during each period presented. The effect of options and warrants is not considered as it would be antidilutive.

Reclassifications

Certain reclassifications of 1994 amounts have been made to permit comparison.

2.  Acquisitions and Joint Ventures

During 1994, the Company purchased substantially all the net assets of Link Performance and Recovery Systems, Inc., an outpatient medical center located in Maine. The purchase price was $247,938 which was paid in cash and 137,842 shares of Series 2 preferred stock. The transaction was accounted for as a purchase.

Effective April 1995, the Company entered into a partnership, NEBOH, with NEB Enterprises, Inc. (NEBE), a wholly-owned subsidiary of New England Baptist Hospital, to provide management and related services to the centers established by the partnership. The Company made a capital contribution to NEBOH of $204,000 in cash and has a partnership interest equal to 51%. In addition, OH+R has control of the business and affairs of the partnership through its majority control of the Management Committee. The Management Committee consists of two persons designated by NEBE (the minority shareholder) and three persons designated by OH+R. Therefore, OH+R has majority voting control of the partnership and consolidates the partnership in its financial statements. Under the terms of a related agreement, the Company issued a promissory note payable to NEBE in the amount of $536,446 and incurred a short-term obligation of $104,908 to NEBE for the purchase of 51% of the assets, properties and rights, both tangible and intangible, in the Waltham center owned by NEBE and operated by the Company. NEBE acquired from the Company a 49% interest in certain of the Company's

                    Occupational Health + Rehabilitation Inc

2.  Acquisitions and Joint Ventures (continued)

Boston center assets. These exchanges of assets of the Waltham center and Boston center were consummated at the fair value of the tangible and intangible net assets of the centers. Goodwill of $337,464 was recorded by OH+R in connection with these transactions. Both the Company and NEBE contributed their respective interests in the Waltham and Boston centers to the partnership. The promissory note, at the option of the holder, may be converted into shares of common stock of the Company. As a result of the Company's interest to merge with Telor (see
Note 14), the seller has agreed to waive the right to convert the note into shares of common stock of the Company.

In May 1995, the Company purchased substantially all of the assets (excluding accounts receivable) of Family Health Care, P.A., a physician practice located in Bangor, Maine. The purchase price was $105,000, consisting of 20,000 common stock shares of the Company and a promissory note. At the option of the holder, principal payments may be made in shares of common stock of the Company. As a result of the Company's intent to merge with Telor (see Note 14), the seller has agreed to waive the right to receive such shares under the promissory note. The note is secured by certain assets of the Company. This transaction was accounted for as a purchase.

In June 1995, the Company purchased substantially all of the assets (excluding accounts receivable) of Green Mountain Sports Physical Therapy, an outpatient therapy center located in Vermont. The purchase price was $400,000, consisting of cash and a promissory note. At the option of the holder, principal payments may be made in shares of common stock of the Company. As a result of the Company's intent to merge with Telor (see Note 14), the seller has agreed to waive the right to receive shares under the promissory note. The note is secured by certain assets of the Company. This transaction was accounted for as a purchase.

Certain purchase agreements require additional payments if specific financial targets are met. In 1995, no additional payments were made.

3.  Management Agreements

New England Baptist Hospital

On April 1, 1993, the Company entered into a management agreement with New England Baptist Hospital in Boston, Massachusetts. Under the agreement, the Company operated an outpatient medical center in Waltham, Massachusetts in return for management fees. The management agreement terminated when the Company entered into a partnership agreement with NEBE (see Note 2). Management fees of $21,555, $108,580 and $88,655 were earned in 1995, 1994 and 1993, respectively, under this agreement.

                    Occupational Health + Rehabilitation Inc

3.  Management Agreements (continued)

NEB Occupational Health

Effective April 1995, NEBOH entered into a management agreement with New England Baptist Hospital. Under the terms of the agreement, NEBOH operates an outpatient medical center in Waltham, Massachusetts in return for a fee equal to the net revenue (as defined) of the center, less certain primary expenses. Fees earned during 1995 were $589,363, comprised of $705,411 of net revenue, less primary expenses of $116,048. Such revenue and expenses are included in net patient service revenue, and cost of services and administrative expenses, respectively, in the consolidated statement of operations.

Effective April 1995, the Company entered into a submanagement agreement with NEBOH. Under the terms of the agreement, the Company operates outpatient medical centers in Waltham and Boston, Massachusetts in return for management fees. Management fees of $167,768 were earned in 1995 under this agreement.

4.  Sale of Accounts Receivable

In June 1995, the Company entered into an agreement with NPF-WL, Inc. (Purchaser) and National Premier Financial Services, Inc. (Servicer) of Dublin, Ohio for the sale of receivables from certain Company centers. Under the terms of this agreement, certain eligible medical receivables are sold to the Purchaser on a weekly basis. Up to $1,200,000, ongoing, is available to the Company. Total proceeds during 1995 were $1,857,978 under this agreement. The Company is required to maintain credit reserves with the Purchaser equal to 17% of the total outstanding purchase and to pay interest equal to 1.17% per month on the outstanding purchase balance. The Company paid $72,134 in interest during 1995. At December 31, 1995, the outstanding purchase was $626,897 and was appropriately recorded as a deduction of accounts receivable. The Company maintained credit reserves of $116,056 at December 31, 1995 in other current assets.

                    Occupational Health + Rehabilitation Inc

5.  Property and Equipment

Property and equipment consist of the following:
                                                     December 31
                                                 1995          1994
                                            --------------------------

  Vehicles                                   $   13,000
  Medical equipment                             911,058      $489,857
  Furniture and office equipment                451,631       313,943
  Leasehold improvements                        220,504       122,244
                                            --------------------------
                                              1,596,193       926,044
  Less accumulated depreciation                 537,882       366,133
                                            --------------------------

                                             $1,058,311      $559,911
                                            ==========================

The cost of certain equipment leased under capital lease agreements was $420,727 and $252,873 at December 31, 1995 and 1994, respectively. Accumulated depreciation on these capitalized lease assets was $81,813 and $37,233 at December 31, 1995 and 1994, respectively.

6.  Intangible Assets

Intangible assets consist of the following:

                                                    December 31
                                                1995          1994
                                            --------------------------

  Excess cost of net assets acquired         $1,299,067    $   540,614
  Noncompetition agreements                     632,144        617,144
  Organization costs                            208,420        121,929
                                            --------------------------
                                              2,139,631      1,279,687
  Less accumulated amortization                 574,452        380,076
                                            --------------------------

                                             $1,565,179    $   899,611
                                            ==========================

                    Occupational Health + Rehabilitation Inc

7.  Long-Term Debt and Noncompetition Agreements

Long-term debt consists of the following:
                                                             December 31
                                                         1995           1994
                                                       ------------------------

  Note payable to NEBE                                 $536,446
  Promissory note, bearing interest at 9% due in
    three annual installments through June 1998         200,000
  Promissory note, bearing interest at 8.5% due
    in four annual installments through June
    1999                                                100,000
  Line of credit with bank, bearing interest at the
    bank's prime rate plus 1%                                         $150,000

  Term loan payable to bank, bearing interest at
    the bank's prime rate plus 1%, due June
    1996                                                                67,340
  Note payable to bank, bearing interest at the
    bank's prime rate plus 1%, due February
    1996                                                                23,333
                                                       ------------------------
                                                        836,446        240,673
  Less current portion                                   91,667        240,673
                                                       ------------------------

                                                       $744,779       $      0
                                                       ========================

In June 1995, the Company repaid certain amounts outstanding under its debt agreements with the proceeds of an accounts receivable factoring agreement (see
Note 4).

In connection with its investment in NEBOH, on April 1, 1995, the Company entered into a convertible subordinated note agreement with NEBE in the amount of $536,446. The note carries interest at 9.75% and requires payment of interest only, in arrears, on April 1, 1996, 1997 and 1998. Beginning October 1, 1999, the Company is required to make semi-annual payments of interest, in arrears, on each October 1st and April 1st. Beginning April 1, 1999, the Company is required to make five equal installments of principal of $107,293 on each April 1 until final maturity on April 1, 2003. Payments of principal may be deferred at the option of the payee. At the option of NEBE the note may be converted into shares of the Company's common stock at a price of $1.50 per share, subject to adjustment in certain circumstances. The note will automatically convert in the event of an initial public offering, merger or sale of the Company, subject to certain conditions. The note is secured by a special distribution of certain assets of NEBOH.

                    Occupational Health + Rehabilitation Inc

7.  Long-Term Debt and Noncompetition Agreements (continued)

Obligations under noncompetition agreements of $618,153 are net of unamortized discount of $31,847 at December 31, 1995 (effective interest rate 5.22%). These obligations consist of amounts due to five individuals in connection with the acquisition of OOC and are payable in equal installments of $325,000 during 1996 and 1997.

Maturities of  obligations  under  noncompetition  agreements  are as follows:
1996--$325,000 and 1997--$293,153.

Aggregate maturities of obligations under long-term debt agreements are as follows:

                        1996              $ 91,667
                        1997                91,667
                        1998                91,666
                        1999               132,293
                        2000               107,293
                        Thereafter         321,860
                                          --------

                                          $836,446
                                          ========

Interest paid in 1995, 1994 and 1993 amounted to $113,903, $50,676 and $29,408, respectively.

8.  Leases

The Company maintains operating leases for commercial property and office equipment. The commercial leases contain renewal options and require the Company to pay certain utilities and taxes over established base amounts. Operating lease expense amounted to $717,804, $392,862 and $295,733 for 1995, 1994 and
1993, respectively.

In 1995, 1994 and 1993, the Company entered into various capital lease agreements for the purchase and installation of certain therapy equipment, office equipment, computer equipment and software (see Note 5).

                    Occupational Health + Rehabilitation Inc

8.  Leases (continued)

Future minimum lease payments under capital leases and noncancelable operating leases are as follows:

                                                                Operating
                                              Capital Leases      Leases
                                              ---------------------------

1996                                            $123,067       $  673,082
1997                                              99,131          509,381
1998                                              32,729          245,928
1999                                               3,665          248,839
2000                                                               79,344
                                              ---------------------------
Total minimum lease payments                     258,592       $1,756,574
                                                               ==========
Amounts representing interest                     36,481
                                              ----------

Present value of net minimum lease payments     $222,111
                                              ==========

9.  Income Taxes

The Company provides for income taxes under the liability method. Deferred income taxes arise principally from temporary differences related to accrued bonuses, net operating losses, bad debt reserves and use of accelerated depreciation for tax return purposes. The components of the Company's deferred income taxes at December 31, 1995 and 1994 are as follows:

                                                            December 31
                                                         1995         1994
                                                     -------------------------
Deferred tax assets                                  $ 1,906,225   $ 1,199,241
Less valuation allowance                              (1,852,874)   (1,144,967)
                                                     -------------------------

Deferred tax asset after valuation allowance         $    53,351   $    54,274
                                                     =========================

Deferred tax liability                               $   (53,351)  $   (54,274)
                                                     =========================

At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $4,624,878 which begin to expire in 2008. For financial reporting purposes, a valuation allowance of $1,862,901 has been recognized to offset deferred tax assets related to this carryforward since uncertainty exists with respect to future realization of such carryforwards.

                    Occupational Health + Rehabilitation Inc

10.  Stockholders' Equity and Redeemable Preferred Stock

In April 1995, the Company adopted a Certificate of Amendment of their Certificate of Incorporation which increased the authorized number of shares of Common Stock of the Company from 6,000,000 to 8,000,000 shares and Series 2 Preferred Stock from 2,500,000 to 3,000,000 shares. The Company has reserved 5,514,575 shares of Common Stock for future issuance under the terms of the Preferred Stock, Warrant, Stock Option and NEBE Note Agreements.

Preferred Stock

Each share of Series 1 and Series 2 Preferred Stock (Preferred Stock) is convertible into one share of common stock, subject to certain anti-dilution requirements, and will automatically convert immediately prior to the closing of an initial public offering at a price of at least $4.50 per share. Each share of Preferred Stock is entitled to one vote. Dividends are payable when and if declared by the Board of Directors and accrue at an annual cumulative rate of $.125 and $.150 per share on the Preferred Stock, respectively. Dividends accrued on the Series 1 Preferred Stock totaled $200,000 in each of 1995, 1994 and 1993. Dividends accrued on the Series 2 Preferred Stock totaled $360,676, $220,113 and $91,667 for 1995, 1994 and 1993, respectively.

In the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding up of the Company, and after payment in full of all debts and other obligations of the Company, the holders of the Preferred Stock are entitled to receive an amount equal to $1.25 and $1.50, respectively, per share plus all accrued but unpaid dividends, whether or not declared.

At any time after July 1998, any holder of Preferred Stock shall have the right, at such holder's option, to require the Company to redeem all or part of the Preferred Stock at a redemption value of $1.25 plus all unpaid dividends for the Series 1 Preferred Stock and $1.50 plus all unpaid dividends for the Series 2 Preferred Stock.

At any time after July 1999, the Company may redeem all, but not less than all, of the Preferred Stock at the same redemption values noted in the previous paragraph.

In April 1995, the Company issued 400,000 shares of Series 2 Preferred Stock and received proceeds of $600,000.

Common Stock

On July 1, 1992, the Company sold 651,855 shares of $.01 par value common stock to its founders for $6,519. These shares are subject to certain vesting and repurchase agreements.

                    Occupational Health + Rehabilitation Inc

10.  Stockholders' Equity and Redeemable Preferred Stock (continued)

During 1995, the Company issued 20,000 of its common stock at $.25 per share as part of a noncompetition agreement.

Warrants

In conjunction with the acquisition of OOC and the sale of Series 1 Preferred Stock (see Note 1 and Preferred Stock section above), the Company issued stock purchase warrants. The warrants provide the holders the right to purchase an aggregate of 148,150 shares of common stock at $1.25 per share. The warrants are exercisable in part or whole from July 1, 1997 until August 31, 1997.

Stock Plan

The Company's Stock Plan provides the opportunity for employees, related corporations, directors and consultants to be granted options to purchase, receive awards or make direct purchases of up to 870,951 shares of the Company's common stock. Options granted under the Plan may be "incentive stock options" or "nonqualified options" under the applicable provisions of the Internal Revenue Code. The exercise price of "incentive stock options" granted under the plan may not be less than the fair market value of the Company's common stock at the date of grant. "Nonqualified options" may not be granted at less than 50% of fair market value.

Option activity under the plan was as follows:

                                              Number of    Option Price
                                               Shares       Per Share
                                            -----------------------------

Outstanding at December 31, 1992                     0
  Granted                                      560,065        $.25
  Canceled                                    (123,050)        .25
                                            -----------------------------

Outstanding at December 31, 1993               437,015         .25
  Granted                                      180,260         .25
  Canceled                                     (77,400)        .25
                                            -----------------------------

Outstanding at December 31, 1994               539,875         .25
  Granted                                       71,850     .25-.50
  Canceled                                     (55,700)        .25
                                            -----------------------------

Outstanding at December 31, 1995               556,025    $.25-.50
                                            =============================

                    Occupational Health + Rehabilitation Inc

10.  Stockholders' Equity and Redeemable Preferred Stock (continued)

No options were exercised in 1995, 1994 or 1993. At December 31, 1995, options covering 210,070 shares were exercisable. All options granted vest over a four-year period.

In January 1996, options covering an additional 317,100 shares were granted at $.50 per share. All options granted vest over a two to four-year period, except for 200,000 options which vest upon the occurrence of certain events.

11.  Employee Benefit Plan

The Company has a qualified 401(k) plan (the Plan) for all employees meeting certain eligibility requirements. The Company contributes a stipulated percentage based on employee contributions. Company contributions to the Plan were $38,118, $26,269 and $15,799 during 1995, 1994 and 1993, respectively.

12.  Transactions with Related Parties

Amounts due to NEBOH from New England Baptist Hospital consist of cash collected from certain accounts related to a management agreement and from certain accounts contributed to NEBOH under a partnership agreement effective April 1, 1995. Amounts owed to NEBOH at December 31, 1995 were $680,445.

Amounts payable to New England Baptist Hospital from NEBOH consist of certain operating expenses paid by New England Baptist Hospital during the year. Amounts owed to New England Baptist Hospital at December 31, 1995 were $377,862.

The Company rents certain fixed assets to NEBOH. Equipment rent expense for 1995 was $14,569.

13.  Subsequent Events

In January 1996, NEBOH obtained a line of credit with a bank which provided for borrowings of up to $300,000. The line of credit is secured by certain accounts receivable of the partnership. The proceeds of the line are to be used for general operating expenses. The line bears interest at prime plus 3/4%.

On March 4, 1996, the Company signed a promissory note with one of its investors to provide for borrowings of up to $350,000. The proceeds of the note are to be used for the payment of certain outstanding debt. The note is due and payable on the earlier of the closing of the merger (see Note 14) or January 15, 1997 and bears interest at 9%. The note is unsecured.

14.  Merger

On December 6, 1995, the Company signed a letter of intent to merge into Telor. Under the terms of the merger, all of the outstanding shares of common stock and convertible preferred stock of the Company at the effective date of the merger will be converted into shares of Telor common stock, $.001 par value. All of the outstanding warrants and options to purchase shares of Company common stock will upon the merger become warrants and options to purchase shares of Telor common stock.

Immediately after the consummation of the merger, the Company stockholders will hold or have the right to receive upon exercise of options or warrants fifty percent (50%) of the outstanding shares of Telor stock on a fully diluted basis. The name of the surviving corporation will be Occupational Health + Rehabilitation Inc. It is expected that the merger will be accounted for as a reverse purchase and is intended to quality as a tax-free reorganization.